Exhibit 99.1

PINTEC Announces RMB400 Million Financing under Equity Transfer Agreements

BEIJING, October 27, 2020 (PRNewswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology provider enabling financial services in China, today announced that Pintec (Yinchuan) Technology Co., Ltd. (the “Transferee”), a wholly-owned subsidiary of the Company, entered into certain equity transfer agreements (the “Agreements”), pursuant to which Ningxia Fengyin Enterprise Management Consulting LLP (the “Transferor”) agreed to transfer all the outstanding equity interests in Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”), to the Transferee, in exchange for a total consideration of RMB400,000,000 (the “Consideration”). The parties agreed that Chuanxi Technology shall have an aggregate of no less than RMB400,000,000 in its bank account which is available for use at a specific date to be agreed by the parties. The transactions under the Agreements were closed on October 22, 2020.

The terms of the Consideration include the following features:

•	The full Consideration must be repaid by the Transferee within 20 days after the third anniversary of the closing date as defined under the Agreements (the “Closing Date”).

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To satisfy the payment obligation for the Consideration, the Company shall issue a warrant (the “Warrant”) to an entity designated by the Transferor to subscribe in a private placement, for 320,036,576 class A ordinary shares of the Company, par value US$0.000125 per share (the “Warrant Shares”).

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The number of Warrant Shares is calculated by the U.S. dollar equivalent of the Consideration divided by US$0.1857 per share, which is equivalent to US$1.30 per American depositary share (each an “ADS”), representing approximately a 25.0% premium to the 45-day volume weighted average price of the ADSs.

•	The Warrant is exercisable immediately at the par value per Warrant Share and will expire on the third anniversary of the issuance date.

•	If the Warrant is fully exercised before its expiration date, the Transferee will be released from the obligation to pay the Consideration.

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If the Warrant is not fully exercised before its expiration date, the Transferee will be required to pay the portion of the Consideration not reflected by the Warrant Shares (to the extent exercised) within 20 days after the expiration date of the Warrant. The Transferee is also obligated to pay an annual interest of 8.75% for any unpaid portion of the Consideration on a quarterly basis.

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In connection with this transaction, the Transferee will cause its affiliates to pledge all equity interests of a subsidiary of the Company to the Transferor or a party designated by the Transferor within 20 days of the Closing Date.

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “We are pleased to have successfully completed this financing even under the current challenging environment, and we appreciate the investors’ confidence in our business innovation. This transaction supports our strategic transformation, and the funds are intended for investment and acquisition in digital technology services, as well as general corporate purposes. We will continue to optimize our industry-leading tools and provide best-of-class solutions to digitally empower the way our partners conduct business in the financial markets. Finally, the cash injection from this transaction will further solidify our liquidity position, strengthen our balance sheet, and enhance our financial flexibility.”

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

About Chuanxi Technology

Chuanxi Technology is a limited liability company incorporated under the laws of the People’s Republic of China on September 27, 2020, and a wholly-owned subsidiary of Ningxia Fengyin Enterprise Management Consulting LLP. Although Chuanxi Technology does not currently engage in any business activities, it is registered to engage in consulting services for various sectors including information technology, education, etc.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +86 (10) 8564-3600

E-mail: ir@pintec.com

SOURCE Pintec Technology Holdings Limited